CHINA MEDIA NETWORKS INTERNATIONAL, INC.
580 2nd Street, Suite 102
Encinitas, California 92024
760-230-2300
Fax 760-230-2305

November 21, 2005

VIA FACSMILE TRANSMISSION ONLY

8 Holdings LLC Attention: Harlan Kleiman 1900 Ninth Street, s3rd Floor Boulder, CO 80302 Fax: 415-399-1366	Alan Talesnick, Esq. Patton Boggs, Esq. 1660 Lincoln Street Suite 1900 Denver, CO 80264 Fax: 303-894-9239

RE: Stock Purchase Agreement (the "Agreement") Executed Between Metaphor Corporation  (now China Media Networks International, Inc., a Nevada Corporation), 8 Holdings LLC and  Mark L. Baum

Dear Harlan, Stephen and Clive:

Please be advised that pursuant to Sections 9.1(b)(ii) and 9.1(d) of the aforementioned Agreement, as of 9 am Pacific Standard Time, November 21, 2005, China Media Networks International, Inc., a Nevada corporation, hereby terminates the Agreement.

Very Truly Yours,

/s/ Mark L. Baum, Esq.
Mark L. Baum
Chairman and CEO
China Media Networks International, Inc.